SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2025
Commission File Number: 033-71976

FAIRFAX FINANCIAL HOLDINGS LIMITED

(Translation of registrant’s name into English)
95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

The information contained in Exhibit 99.2 of this Form 6-K is incorporated by reference into the Registrant's registration statement on Form F-10 (File No. 333-271084).

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Derek Bulas
Name: Derek Bulas
Title: Vice President, Chief Legal Officer and Corporate Secretary
Dated: July 31, 2025

Exhibit Index

Exhibit	Description

Ex-99.1	News Release dated July 31, 2025, titled Financial Results for the Second Quarter Ended June 30, 2025

Ex-99.2	2025 Second Quarter Interim Report